September 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie, Katherine Bagley, Christie Wong and Terence O’Brien

Re:	Anzu Special Acquisition Corp I Amendment No. 3 to Registration Statement on Form S-4 Filed August 24, 2023 File No. 333-271920

To Whom It May Concern:

On behalf of our client, Anzu Special Acquisition Corp I (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated September 1, 2023, related to the Registrant’s Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-4 (the “Registration Statement”), which was filed on August 24, 2023.

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed on the date hereof. In addition, we are also delivering a copy of Amendment No. 4 to the Staff marked to show changes from Amendment No. 3 to Amendment No. 4. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to Amendment No. 3, the Registrant’s responses below refer to Amendment No. 4 and capitalized terms have the same meaning as contained in Amendment No. 4.

U.S. Securities and Exchange Commission

September 1, 2023

Page Two

Amendment No. 3 to Registration Statement on Form S-4 Filed August 24, 2023

Management's Discussion And Analysis of Financial Condition And Results Of Operations of Anzu, page 190

1.	Please present the results of operations analysis for years ended December 31, 2022 vs December 31, 2021.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 181 and 182 of Amendment No. 4.

The Anzu Board's Reasons for the Business Combination, page 224

2.	We note your revised disclosure in response to comment 5, including your disclosure that "[t]he Anzu Board considered a range of scenarios, with assumptions around Envoy’s market share of cochlear implants and potential revenue in future years and the multiple of revenue at which Envoy might trade." Please disclose the "range of scenarios" considered, including the specific, underlying assumptions. Please also revise your disclosure to further describe the comparable companies analysis considered by the board, including how the board arrived at a valuation of "less than 5% of Cohclear Ltd." Your disclosure should include a discussion of how the board considered the revenues, earnings, and market capitalizations of the named comparable companies, including relevant assumptions, and how the company arrived at these assumptions. For example, disclose how the board determined that Envoy was valued at a similar revenue multiple to Cochlear, and how the board arrived at this revenue multiple.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page 167 of Amendment No. 4.

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U.S. Securities and Exchange Commission

September 1, 2023

Page Three

The Registrant respectfully believes that the information contained herein and the modifications reflected in Amendment No. 4 are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 887-1554.

Very truly yours,

/s/ David P. Slotkin
Name: David P. Slotkin

cc:	Dr. Whitney Haring-Smith, Chairman and Chief Executive Officer, Anzu Special Acquisition Corp I
Daniel J. Hirsch, Chief Financial Officer, Corporate Secretary and Director, Anzu Special Acquisition Corp I
Justin R. Salon, Morrison & Foerster LLP
Andrew P. Campbell, Morrison & Foerster LLP